EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE RELEASE

Savaria Corporation to acquire Span-America Medical Systems Inc.

Laval, Quebec, May 1, 2017 – Savaria Corporation (“Savaria” or the “Corporation”) (TSX: SIS) announced today that it has entered into an agreement (the “Acquisition Agreement”) with Span-America Medical Systems, Inc. (“Span-America”) (NASDAQ: SPAN) pursuant to which Savaria will acquire Span-America by way of an all-cash tender offer of US$29.00 per share, for a total transaction consideration of approximately US$80.2 million (or C$109.5 million) (the “Transaction”).
The terms and conditions of the Transaction were unanimously approved by the boards of directors of each of Savaria and Span-America. In addition, directors and officers of Span-America controlling collectively 15.9% of Span-America’s total shares outstanding, have agreed to tender their shares to the Transaction.
Founded in 1970 and based in Greenville, South Carolina, Span-America manufactures and markets a comprehensive offering of therapeutic support surfaces and pressure management products for the medical market. Through its wholly owned subsidiary Span Medical Products Canada Inc. (“Span-Canada”), based in Beamsville, Ontario, it also manufactures and markets medical beds as well as related in-room furnishing products for the long-term care market. Span-America also supplies custom foam and packaging products to the consumer and industrial markets. In the most recently completed trailing twelve months (“TTM”) ended December 31, 2016, Span-America recorded net sales of US$61.4 million (or C$83.8 million) and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of US$7.1 million (or C$9.7 million).
“This acquisition delivers three key benefits that will help Savaria achieve its long-term strategic growth objectives. Firstly, it adds a complementary product line to our accessibility portfolio. Secondly, it provides Savaria with a new distribution channel into the institutional and government markets, which will complement our existing dealer network and Silver Cross retail outlets. Finally, it increases our presence in the US, allowing us to be closer to 50% of our current business. We are excited to announce this pivotal acquisition, and will eagerly welcome Span-America employees to the Savaria family,” said Marcel Bourassa, Chairman, President and Chief Executive Officer of Savaria.
Mr. Bourassa further commented, “The acquisition of Span-America provides Savaria with much greater scale while advancing our strategic plan of attaining C$500 million in revenue within five years. In addition, the financing commitment will enable Savaria to maintain a strong balance sheet with the financial flexibility to pursue additional acquisition opportunities as they may arise.”

Transaction Rationale

—	Further diversifies Savaria’s accessibility portfolio with highly complementary products, providing customers with a complete safe patient handling and mobility offering.

—	Significantly strengthens Savaria’s ability to penetrate government and institutional accounts given Span-America’s vast US sales infrastructure and deep client relationships.

—	Opens the door for Savaria to market its accessibility product line, in particular ceiling lifts, through Span-America’s established distribution channels.

—	Enhances Savaria’s production footprint with extensive US-based manufacturing capabilities and additional production capacity in Ontario.

—	The 188,000 sq. ft. facility in Greenville will also provide Savaria with the flexibility to manufacture certain accessibility products for sale into the US market domestically.

—	Increases Savaria’s TTM revenues by 70% to C$203 million and adjusted EBITDA[1] by 47% to C$30 million.

—	The transaction is immediately accretive by more than 30% to Savaria’s TTM free cash flow per share.

[1]	Earnings before interest, taxes, depreciation, amortization and business acquisition costs
Structure and Terms
Under the terms of the Transaction, Span-America stockholders will receive US$29.00 in cash per share. This represents a premium of 33% to Span-America’s closing share price on NASDAQ on April 28, 2017, the last full trading day prior to the announcement date of the Transaction, and also a premium of 33% to Span-America’s 20-day volume weighted average price, calculated as at April 28, 2017.
The Transaction is subject to customary closing conditions, including the deposit into the tender offer to be made by Savaria of at least two-thirds of Span-America’s shares, on a fully diluted basis. Following the successful completion of the tender offer, Savaria will acquire any remaining shares not tendered through a second-step merger pursuant to which Span-America stockholders will receive the same price per share as that payable under the offer. The transaction is expected to close in the second quarter of 2017.
The all-cash transaction is expected to be financed by Savaria’s available cash and a financing commitment from National Bank of Canada.
Transaction Financing
In addition to its cash on hand, the Corporation will draw on the following sources of funds to finance the purchase price payable under the Transaction:

—	A new C$110 million revolving credit facility maturing in 2022 provided by National Bank of Canada, which also refinances all previous credits provided by National Bank of Canada; and

—	A C$27.8 million equity private placement of subscription receipts.

The Transaction’s financing structure will ensure that Savaria continues to benefit from a strong balance sheet and financing flexibility going forward, which will help the Corporation pursue its M&A and organic growth objectives.
Private Placement Offering of Subscription Receipts
Savaria has entered into an agreement with National Bank Financial Inc. and GMP Securities L.P., on behalf of a syndicate of underwriters (collectively, the “Underwriters”), to sell to the underwriters (or substituted purchasers) on a bought deal private placement basis, 2,000,000 subscription receipts at a price of C$13.90 per subscription receipt (the “Offering Price”) for gross proceeds to the Corporation of C$27,800,000 (the “Offering”). The Underwriters have also been granted an option, exercisable in whole or in part at any time prior to the closing date of the Offering, to purchase for resale up to an additional 300,000 subscription receipts at the Offering Price, which would result in total gross proceeds to the Corporation of C$31,970,000 in the event the Underwriters exercise this option in full.
To indicate their strong support for the Transaction and their ongoing belief in the Corporation’s favorable long-term prospects, Marcel Bourassa, the Corporation’s Chairman, President and Chief Executive Officer, and Jean-Marie Bourassa, the Corporation’s Chief Financial Officer, have together committed to subscribe in the Offering for 200,000 subscription receipts at the Offering Price, or 10% of the subscription receipts sold pursuant to the Offering.
The subscription receipts are convertible on a one-for-one basis into common shares of Savaria (“Common Shares”) for no additional consideration and without any further action upon the successful completion of the tender offer. The gross proceeds of the Offering (less 50% of the underwriting fee and expenses) will be deposited in escrow with Computershare Trust Company of Canada to be released to the Corporation once the conditions to the Transaction have been satisfied. The Holders of subscription receipts will also receive upon conversion of the subscription receipts for Common Shares, in the form of a special interest payment, an amount equal to any dividends declared by Savaria and payable to holders of Common Shares of record as of dates from and including the closing date of the Offering to but excluding the date of the conversion of subscription receipts into Common Shares.
Should the conditions to the Transaction not have been satisfied by September 1, 2017 or the Acquisition Agreement be otherwise terminated, the gross proceeds of the Offering will be returned to holders of subscription receipts with interest.
The Offering is scheduled to close on or about May 18, 2017, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX.
The subscription receipts will be sold in Canada on a private placement basis to "accredited investors" under National Instrument 45-106 and pursuant to certain other available and agreed upon prospectus exemptions. The subscription receipts to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Advisors
In connection with the Transaction and the related financing, Savaria has received Canadian legal advice from Blake, Cassels & Graydon LLP and US legal advice from Paul, Weiss, Rifkind, Wharton & Garrison LLP.

2017 Outlook and First Quarter Update
Savaria’s first quarter results, to be announced on May 11, 2017, remain in line with management's expectations. Savaria is also reaffirming its full year 2017 outlook provided on March 6, 2017, with respect to revenue of approximately C$143 million and adjusted EBITDA in a range of C$25.5 - C$26.5 million, without taking into account the proposed Transaction or the related financing.
Currency
In this press release, US$ have been converted to C$ using an exchange rate of 1.365 C$ per US$, which represents the exchange rate at the close of trading activities on April 28, 2017.
About Savaria
Savaria Corporation (savaria.com) is one of North America’s leaders in the accessibility industry. It provides accessibility solutions for the elderly and physically challenged to increase their mobility and independence. The diversity of its product line is one of the most comprehensive on the market. Savaria designs, manufactures, distributes and installs accessibility equipment, such as stairlifts for straight and curved stairs, vertical and inclined wheelchair lifts, as well as elevators for home and commercial use. In addition, it converts and adapts vehicles to be wheelchair accessible. It also operates a network of franchisees and corporate stores through which new and recycled accessibility equipment is sold and, in certain locations, vehicle conversions are performed. Savaria operates a plant located in Huizhou (China) which increases its competitive edge. Savaria records close to 60% of its revenue outside Canada, primarily in the United States. It operates a sales network of some 400 retailers and affiliates in North America and employs some 500 people. Its principal places of business are located in Laval (Quebec), Brampton (Ontario) and Huizhou (China).
Forward Looking Statements
This press release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could" or similar words suggesting future outcomes or language suggesting an outlook.
Forward-looking information contained in this press release is based on the current beliefs of the Corporation as well as assumptions made by, and information currently available to, the Corporation. Although the Corporation considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect.
By its very nature, the forward-looking information included in this press release involves inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information will not be achieved. Readers are cautioned not to place undue reliance on this forward-looking information as a number of important factors could cause the actual results to differ materially from those expressed in such forward-looking information. These factors include, but are not limited to, those risks associated with obtaining the securityholder approvals necessary to allow for the completion of the Transaction in accordance with its terms. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. For information identifying further known risks and uncertainties and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking information, please refer to the heading “Risks and Uncertainties” in Savaria’s most recent Management's Discussion and Analysis which can be found at www.sedar.com. When relying on forward-looking information to make decisions with respect to Savaria, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.
Important Additional Information
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and offer to buy the common stock of Span-America will only be made pursuant to an offer to purchase and related materials that the Corporation intends to file with the Securities and Exchange Commission.  Span-America stockholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer.  Span-America stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from the information agent named in the tender offer materials.

For further information:
Hélène Bernier, CPA, CA Vice-President, Finance 1-800-931-5655, ext. 248 helene.bernier@savaria.com	Marcel Bourassa President and Chief Executive Officer 1-800-661-5112 marcel.bourassa@savaria.com
www.savaria.com
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